
VUGO

Rob Flessner · 2nd

CEO at VUGO - Offering Free Rideshare Advertising to Tampa Bay Area Small Businesses. Visit Apply.GoVugo.com to apply.

San Francisco Bay Area · 500+ connections · Contact info

Vugo

University of Roches

Featured


Vugo

MediaPost: Vugo's Targeted Advertising Moves To Screens In Back Seats Of Rideshare Cars
mediapost.com

Much of the focus of connected cars or autonomous driving is on details around how the car will be...



Uber drivers might soon earn $6,000 more p year - if they allow ads in their cars
Business Insider

Uber and Lyft drivers who are looking to boost annual incomes without working more hours m

Experience

CEO / Co-Founder
Vugo
Feb 2015 – Present · 5 yrs 11 mos
www.govugo.com

Vugo is an multiple award-winning Mobility Media™ infotainment company. Vugo places media & entertainment in for-hire and autonomous vehicles dispatched by TNC companies. Vugo helps media partners reach their target audience in motion by interpreting available data about each trip using TripIntent® technology. TNC partners using Vugo are able to add incremental revenue to their trips.

Awards & Featured Events
+ 2019 1 Million Cups (Eden Prairie) ...see mor


KKR
Vugo



+8

Surescripts LLC
3 yrs 5 mos

Product Manager, Public Health
Nov 2013 – Aug 2015 · 1 yr 10 mos
www.surescripts.com

Product Manager of the Immunization Services portfolio products from ideation to tens of millions of transactions.

Product Analyst, Clinical Interoperability
Apr 2012 – Oct 2013 · 1 yr 7 mos
www.surescripts.com

Product Manager of the Immunization Services portfolio products from ideation to tens of millions of transactions.

Business Analyst, Clinical Interoperability
ApeniMED
Jul 2010 – Feb 2012 · 1 yr 8 mos

Product Manager of the esMD product at ApeniMED, resulting in company acquisition by the product's largest customer IOD Incorporated.

Education

University of Rochester

BA
2004 – 2008

University of Saint Thomas - School of Business
MBA
2008 – 2010

University of Rochester
Certificate in Management Studies
2004 – 2008

Show 1 more education

Licenses & certifications

Pragmatic Marketing Certified - Level III
Pragmatic Marketing